EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2018
Excluding interest on deposits
Income before income tax expense	$31,923
Fixed charges:
Interest expense	11,678
One-third of rents, net of income from subleases (a)	406
Total fixed charges	12,084
Add: Equity in undistributed income of affiliates	456
Income before income tax expense and fixed charges, excluding capitalized interest	$44,463
Fixed charges, as above	$12,084
Preferred stock dividends (pre-tax)	1,506
Fixed charges including preferred stock dividends	$13,590
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.27
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$13,590
Add: Interest on deposits	4,021
Total fixed charges including preferred stock dividends and interest on deposits	$17,611
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$44,463
Add: Interest on deposits	4,021
Total income before income tax expense, fixed charges and interest on deposits	$48,484
Ratio of earnings to fixed charges and preferred stock dividend requirements	2.75

(a)	The proportion deemed representative of the interest factor.